FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on February 23 2007

EXHIBIT 1

STEALTHGAS INC. REPORTS FOURTH QUARTER

AND FULL YEAR 2006 RESULTS AND ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.1875 PER COMMON SHARE

ATHENS, GREECE, February 23, 2007.  STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the fourth quarter and full-year period ended December 31, 2006.

Fourth Quarter 2006 Results

For the fourth quarter ended December 31, 2006, net revenues amounted to $20.4 million and net income was $4.8 million. Earnings per share, basic and diluted, calculated on 14,400,000 weighted average number of shares outstanding, were $0.33. EBITDA for the fourth quarter of 2006 was $10.2 million.

For the fourth quarter of 2006, the Company reported an unrealized, non-cash loss of $28,777 on three previously disclosed interest rate swap arrangements. Before these non-cash charges, net income was $4.8 million, or $0.34 per share, basic and diluted.

An average of 28 vessels were owned and operated in the fourth quarter of 2006, earning an average time-charter-equivalent rate of approximately $7,323 per day.

Full-Year 2006 Results

For the twelve-month period ended December 31, 2006, net revenues amounted to $73.3 million and net income was $18.5 million. Earnings per share, basic and diluted, calculated on 14,161,096 weighted average number of shares outstanding, were $1.31. EBITDA for the twelve-months of 2006 was $36.7 million.

For the full-year period 2006, the non-cash unrealized loss on the above mentioned swap arrangements was $0.2 million. Before these non-cash charges, net income for the year was $18.7 million or $1.32 per share, basic and diluted.

An average of 25.9 vessels were owned and operated in the full-year of 2006 earning an average time-charter-equivalent rate of approximately $7,174 per day.

CEO Harry Vafias commented: "We are very pleased to report an improvement in our financial performance in the fourth quarter of 2006 as compared to the previous two quarters of 2006, mainly due to an improvement in charter rates during the latter part of the fourth quarter and continued tight management of our operating costs. The company's financial performance compared to the previous two quarters also benefited from a lower number of dry dockings. These costs are taken directly to our profit and loss account at the time they are incurred, and are not amortized.

I would also note that currently the outlook in terms of charter rates for the handy size LPG sector has improved dramatically over the past several weeks, particularly in the semi refrigerated sector, where for instance the Gas Crystal is currently trading on a spot basis and is earning very attractive charter hires. About 74% of our fleet days for 2007 are already fixed in terms of their employment for the Fiscal year of 2007, and we expect to derive benefits from this upturn in rates through vessels that are currently trading in the spot market, and from those whose charters are due for renewal in the coming weeks.

In terms of 2006 overall, this proved to perhaps be a more challenging year than we anticipated, as two dull quarters in terms of charter rates, in the second and third quarter, plus a heavy dry docking schedule at the same time, slowed down our performance, however as mentioned previously this has rebounded quite well in the fourth quarter.

We have continued our policy of majority period employment for our vessels and I am pleased that 74% of the fleet's charter days are already fixed for 2007. We have as previously announced been rationalizing the management of our vessels, reducing the number of out sourced third party managers down to the more cost efficient ones, and also bringing more vessels under the management of our affiliate, Stealth Maritime Corp, which I believe will allow us to continue to deliver operating expenses that are below the industry norm. I should add, however that, as with most sectors of shipping, but in particular the gas sector, we are facing intense cost pressures with regard to crewing due to a scarcity of qualified sea farers and this is an area that is some cause for concern in my view going forward, not just from a STEALTHGAS standpoint, but the industry overall.

We have continued our dividend policy during 2006 which I believe is a commendable one from a yield standpoint when we consider how rapidly the company has grown in just the 14 months since we went public in October of 2005. I am also proud to state that all of the strategic developments that were outlined to potential investors at the time that we went public have been met.

We have invested in upgrading our computer and accounting systems and we intend to maintain and develop the highest levels of corporate governance within our organization.

We look forward to our continued development in 2007, and in this context, on February 1st, 2007, we took delivery of our first newbuilding, and expect to take delivery of the second newbuilding in October 2007”.

CFO Andrew Simmons commented: “Our rapid growth has not been at the expense of our balance sheet structure and we have remained with a relatively modest level of leverage throughout 2006. We have been able to secure further bank financing from our two main banks at very competitive levels of pricing, and several other lenders have shown a strong interest in assisting us with our financing needs in the future.

As such with the existing structure of the business both financially and commercially we believe we are well placed to move forward over the course of 2007 and beyond".

Quarterly Dividend

At its latest meeting held today, the Company’s Board of Directors declared a quarterly cash dividend of $0.1875 per common share, payable on March 12, 2007 to shareholders of record on March 5, 2007.

This is the fifth consecutive quarterly dividend since the company went public in October 2005 and since then STEALTHGAS has declared quarterly dividends aggregating $0.9375 per common share.

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) US$
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07	355,000
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07	220,000
Gas Chios(4)	6,562	F.P.	1991	Oct-05	Time Charter	Mar-07	300,000
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	Nov -07	252,500
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09	299,000
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07	295,000
Gas Nemesis	5,016	F.P.	1995	Jun-06	Time Charter	June-07	225,000
Lyne (2)	5,014	F.P.	1996	May-06	Bareboat	May-09	163,636
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07	245,000
Birgit Kosan(6)	5,012	F.P.	1995	Apr-05	Bareboat	Apr-07	190,000
Catterick	5,001	F.P	1995	Nov-05	Time Charter	Jan-08	217,000
Sir Ivor (3)	5,000	F.P.	2003	May-06	Bareboat	May-09	163,636
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-07	245,000
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07	250,000
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Mar-07	402,800
Gas Courchevel	4,109	S.R.	1991	Nov-04	Time Charter	Mar-07	390,000
Gas Prophet (5)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09	110,000
Gas Shanghai (8)	3,526	F.P.	1999	Dec-04	Time Charter	Mar-07	194,000
Gas Czar	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07	190,000
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-07	250,000
Gas Fortune	3,500	F.P.	1995	Feb-06	Time Charter	Dec-07	186,000
Gas Eternity (7)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10	122,500
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09	190,000
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08	174,250
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08	106,000
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Time Charter	Dec-07	220,000
Gas Prodigy	3,014	F.P.	1995	Oct-05	Time Charter	Dec-07	180,000
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Jan-09	140,000
FLEET TOTAL	126,769 Cbm
29 VESSELS
Additional Vessels (with expected delivery date)
Gas Haralambos	7,000	F.P.	Oct-07	Oct-07
FLEET TOTAL	133,769 cbm
30 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Lyne is employed under a bareboat charter until May 2009 at the rate of USD 163,636 per calendar month. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717 per calendar month.

•

(3) Sir Ivor is employed under a bareboat charter until May 2009 at the rate of USD 163,636 per calendar month. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717 per calendar month.

•

(4) Gas Chios charter has been extended for an additional twelve-month period at the rate of USD 252,500 per month. The charter will commence in March 2007.

•

(5) Gas Prophet has for the three year duration of her bareboat charter been renamed the M.T. Ming Long.

•

(6) Birgit Kosan is currently employed under a bareboat charter to an international owner of LPGs expiring in April 2007. This bareboat charter has been extended for 6 months from April 2007 to October 2007 at a rate of USD 150,000 per calendar month.

•

(7) Gas Eternity will, from the commencement of her three year bareboat charter in March 2007, be renamed the M.T Yu Tian 9.

•

(8) Gas Shanghai is currently employed under a time charter until March 2007. Thereafter she will be employed on a further six month time charter at the rate of USD 225,000 per calendar month.

Fleet Data

The following key indicators highlight the Company’s operating performance during the fourth quarter ended December 31, 2006 and December 31, 2005.

FLEET DATA	Q4 2006	Q4 2005
Average number of vessels (1)	28.0	17.2
Period end number of vessels in fleet	28.0	21.0
Total calendar days for fleet (2)	2,576	1,585
Total voyage days for fleet (3)	2,564	1,581
Fleet utilization (4)	99.5%	99.7%
Total time charter days for fleet (5)	2,281	1,532
Total spot market days for fleet (6)	283	49

AVERAGE DAILY RESULTS	Q4 2006	Q4 2005
Time Charter Equivalent – TCE (7)	$7,323	$8,125
Vessel operating expenses (8)	2,113	2,092
Management fees	320	337
General and administrative expenses	568	272
Total vessel operating expenses (9)	2,682	2,364

The following key indicators highlight the Company’s operating performance during the full-year period ended December 31, 2006 and December 31, 2005.

FLEET DATA	12M 2006	12M 2005
Average number of vessels (1)	25.9	11.9
Period end number of vessels in fleet	28.0	21.0
Total calendar days for fleet (2)	9,451	4,334
Total voyage days for fleet (3)	9,346	4,288
Fleet utilization (4)	98.9%	98.9%
Total time charter days for fleet (5)	8,209	4,105
Total spot market days for fleet (6)	1,137	183

AVERAGE DAILY RESULTS	12M 2006	12M 2005
Time Charter Equivalent – TCE (7)	$7,174	$7,919
Vessel operating expenses (8)	2,061	2,099
Management fees	325	340
General and administrative expenses	366	180
Total vessel operating expenses (9)	2,426	2,279

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydocks or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

8) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

EBITDA Reconciliation

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies.

EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EBITDA reconciliation for the fourth quarter ended December 31, 2006 and December 31, 2005:

(figures in US $)	Q4 2006	Q4 2005
Net Cash Provided By (Used in) Operating Activities	$5,978,537	$7,061,620
Net increase in current assets, excluding cash	612,443	(2,741,425)
Net (increase) in current liabilities, excluding short-term portion of long term debt.	1,652,483	3,081,893

Interest income	(226,324)	(454,235)
Interest and finance costs, net	2,239,484	1,123,095
Amortization of finance fees	(8,829)	(24,805)
Net income of vessel acquired from the Vafias Group	0	(16,947)
Change in fair value of derivatives	(28,777)	7,000
EBITDA	$10,219,017	$8,036,196

(figures in US $)	Q4 2006	Q4 2005
Net Income	$4,817,976	$5,658,423
Plus net interest expense	2,239,484	668,860
Less Interest income	(226,324)	0
Plus depreciation	3,607,787	1,708,913
Plus Amortization of fair value	(219,906)	0
EBITDA	$10,219,017	$8,036,196

EBITDA reconciliation for the full-years ended December 31, 2006 and December 31, 2005:

(figures in US $)	12M 2006	12M 2005
Net Cash Provided By (Used in) Operating Activities	$33,224,984	$24,414,729
Net increase in current assets, excluding cash	1,993,989	(742,021)
Net (increase) in current liabilities, excluding short-term portion of long term debt.	(5,364,946)	(5,063,296)
Non-cash G&A expenses	0	(243,750)
Interest income	(735,090)	(780,434)
Interest and finance costs, net	7,705,602	2,685,207
Amortization of finance fees	(46,080)	(41,344)
Net income of vessel acquired from the Vafias Group	99,870	(16,947)
Change in fair value of derivatives	(192,664)	(67,000)
EBITDA	$36,685,665	$20,145,144

(figures in US $)	12M 2006	12M 2005
Net Income	$18,492,509	$14,536,051
Plus net interest expense	7,705,602	2,685,207
Less Interest income	(735,090)	(780,434)
Plus depreciation	13,058,316	5,611,942
Plus Amortization of fair value	(1,835,672)	(1,907,622)
EBITDA	$36,685,665	$20,145,144

Conference Call and Webcast:

As previously announced, on Monday, February 26, 2007 at 10:00 A.M. EST, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111(from the US), 0800 953 0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US). Please quote "STEALTHGAS".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 800 694 1449 (from the UK) or +44 (0) 1452 560 304 (from outside the US). Quote: "STEALTHGAS".

A telephonic replay of the conference call will be available until March 5, 2007 by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2201616#

Slides and audio webcast:

There will also be a live-and then archived-webcast of the conference call, through the internet through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

STEALTHGAS INC.

Consolidated Statements of Income

For the quarters ended December 31, 2005 and December 31, 2006

(Expressed in United States Dollars)

	For the Quarter Ended
	December 31, 2005	December 31, 2006
	(Unaudited)	(Unaudited)
Revenues
Voyage revenues	$13,816,745	$20,424,199

Expenses
Voyage expenses	970,346	1,648,840
Vessels' operating expenses	3,314,930	5,444,135
Dry-docking costs	20,373	545,455
Management fees	533,830	824,896
General and administrative expenses	431,879	1,464,036
Depreciation	2,219,000	3,607,787
Total expenses	7,490,358	13,535,149

Income from operations	$6,326,387	$6,889,050

Other income and (expense)
Interest and finance costs, net	(1,123,095)	(2,239,484)
Change in fair value of derivatives	7,000	(28,777)
Interest income	454,235	226,324
Foreign exchange loss	(6,104)	(29,137)
Other expenses, net	(667,964)	(2,071,074)

Net income	$5,658,423	$4,817,976

Earnings per share, basic and diluted	$0.42	$0.33

Weighted average number of shares, outstanding	13,565,217	14,400,000

STEALTHGAS INC
Consolidated Statements of Income

For the years ended December 31, 2005 and December 31, 2006
 (Expressed in United States Dollars)

	For the Twelve Months Ended
	December 31, 2005	December 31, 2006
		(Unaudited)
Revenues
Voyage revenues	$36,644,591	$73,259,369

Expenses
Voyage expenses	2,688,155	6,213,804
Vessels' operating expenses	9,095,576	19,474,344
Dry-docking costs	470,384	2,243,395
Management fees	1,473,080	3,068,609
General and administrative expenses	779,539	3,457,688
Depreciation	5,611,942	13,058,316
Total expenses	$20,118,676	$47,516,156

Income from operations	$16,525,915	$25,743,213

Other revenues and (expense)
Interest and finance costs, net	(2,685,207)	(7,705,602)
Change in fair value of derivatives	(67,000)	(192,664)
Interest income	780,434	735,090
Foreign exchange loss	(18,091)	(87,528)
Other income, net	(1,989,864)	(7,250,704)

Net income	$14,536,051	$18,492,509

Earnings per share, basic and diluted	$1.84	$1.31

Weighted average number of shares, outstanding	7,906,849	14,161,096

STEALTHGAS INC
Consolidated Balance Sheets

As of December 31, 2005 and December 31, 2006

(Expressed in United States Dollars)

	December 31,	December 31,
	2005	2006
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	$23,210,243	$11,146,871
Trade receivables	13,330	1,096,645
Claim receivable	--	289,922
Inventories	399,624	746,874
Advances and prepayments	161,094	270,370
Fair value of above market acquired time charter	597,754	23,718
Restricted cash	1,634,203	4,317,338
Total current assets	$26,016,248	$17,891,738

Non current assets
Advances for vessels acquisitions	983,000	--
Advances for vessels under construction	--	3,483,750
Vessels, net	229,763,864	297,950,257
Deferred finance charges	215,656	279,576
Total non current assets	$230,962,520	$301,713,583
Total assets	$256,978,768	$319,605,321

Liabilities and Stockholders' Equity
Current liabilities
Overdraft facility	200,000	--
Payable to related party	1,549,837	2,198,456
Trade accounts payable	984,997	2,049,456
Other accrued liabilities	1,635,040	4,681,488
Customer deposits	--	660,000
Fair value of below market acquired time charter	1,443,989	1,016,281
Deferred income	2,284,578	2,889,998
Current portion of long-term debt	12,627,000	16,149,600
Total current liabilities	$20,725,441	$29,645,279

Non current liabilities
Derivative liability	67,000	35,902
Customer deposits	--	1,323,272
Long-term debt	85,079,000	124,798,640
Total non current liabilities	$85,146,000	$126,157,814
Total liabilities	$105,871,441	$155,803,093

Commitments and contingencies	--	--

Stockholders' equity
Capital stock 14,400,000 shares authorized and
outstanding with a par value of $.01	140,000	144,000
Additional paid-in capital	145,883,121	150,607,621
Retained earnings	5,084,206	12,826,845
Accumulated other comprehensive income	--	223,762
Total stockholders' equity	$151,107,327	$163,802,228
Total liabilities and stockholders' equity	$256,978,768	$319,605,321

STEALTHGAS INC
Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	December 31,
	2005	2006
		(Unaudited)
Cash flows from operating activities
Net income for the year	$14,536,051	$18,492,509

Items included in net income not affecting
cash flows:
Depreciation and amortization	5,653,286	13,104,396
Amortization of fair value of time charter	(1,907,622)	(1,835,672)
Non cash general and administrative expenses	243,750	--
Net loss/(income) of vessel acquired from the Vafias Group	16,947	(99,870)
Change in fair value of derivatives	67,000	192,644

Changes in operating assets and liabilities:
(Increase)/Decrease in
Receivable from related party	1,162,470	--
Trade receivables	6,293	(1,083,315)
Claim receivable	--	(454,148)
Inventories	(274,778)	(347,250)
Advances and prepayments	(151,964)	(109,276)
Increase/(Decrease) in
Payable to related party	1,549,837	648,619
Trade accounts payable	489,072	1,064,459
Other accrued liabilities	1,274,222	3,046,448
Deferred income	1,750,165	605,420
Net cash provided by operating activities	$24,414,729	$33,224,984

Cash flows from investing activities
Insurance proceeds	--	164,226
Advances for vessels acquisitions	(983,000)	--
Advances for vessels under construction	--	(3,483,750)
Increase in restricted cash account	(1,634,203)	(2,683,135)
Acquisition of vessels	(196,074,506)	(80,261,709)
Fair value of acquired time charter	911,000	1,982,000
Net cash (used in) investing activities	$(197,780,709)	$(84,282,368)

Cash flows from financing activities
Capital stock	80,000	4,000
Additional paid-in capital	62,752,877	5,012,000
Initial Public Offering	116,000,000	--
Issuance costs	(8,694,657)	--
Deemed dividends	(6,312,500)	(287,500)
Vafias group of LPG carriers	(54,898,497)	--
Dividends paid	(10,000,000)	(10,650,000)
Deferred finance charges	(257,000)	(110,000)
Overdraft facility	200,000	(200,000)
Customer deposits	--	1,983,272
Loan repayment	(42,294,000)	(57,187,760)
Proceeds from long-term debt	140,000,000	100,430,000
Net cash provided by financing activities	$196,576,223	$38,994,012

Net Increase (Decrease) in cash and cash equivalents	23,210,243	(12,063,372)
Cash and cash equivalents at beginning of year	--	23,210,243
Cash and cash equivalents at end of period	$23,210,243	$11,146,871
Supplemental Cash Flow Information:
Cash paid during the year for:
Interest payments	$2,130,228	$5,968,892

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 29 LPG carriers with a total capacity of 126,769 cubic meters (cbm). In addition, the company has agreed to acquire one newbuilding LPG carrier expected to be delivered to STEALTHGAS INC. in early October 2007. Once this acquisition is complete, STEALTHGAS INC’s fleet will be composed of 30 LPG carriers with a total capacity of 133,769 cubic meters (cbm).   STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  February 23, 2007                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer